United States securities and exchange commission logo





                             January 5, 2024

       Jaisim Shah
       Chief Executive Officer
       Scilex Holding Co
       960 San Antonio Road
       Palo Alto, CA 94303

                                                        Re: Scilex Holding Co
                                                            Registration
Statement on Form S-3
                                                            Filed December 22,
2023
                                                            File No. 333-276245

       Dear Jaisim Shah:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-3

       Description of Capital Stock
       Our Preferred Stock, page 11

   1. With respect to the Stock Purchase Agreement entered into on September 21, 2023, please disclose that you
repurchased all of the shares of Scilex preferred stock owned by
                                                        Sorrento.
       Item 16. Exhibits, page II-2

   2. Please file all material exhibits pursuant to Item 601(b)(10) of Regulation S-K. For example, we note that
you have incurred significant debt in connection with Sorrento   s
                                                        bankruptcy, including a
$101,875,000 Note with Oramed Pharmaceuticals. Alternatively, please provide an
analysis supporting your determination that such filing is not required.
 Jaisim Shah
FirstName  LastNameJaisim Shah
Scilex Holding Co
Comapany
January    NameScilex Holding Co
        5, 2024
January
Page  2 5, 2024 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jimmy (CF) McNamara at 202-551-7349 or Jason Drory at 202-551-8342
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Elizabeth Razzano